Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

February 7, 2006

Via Mail and Facsimile to 202-772-9369

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Amendment No. 5 to Registration Statement on Form SB-2

Filed February 3, 2006

File No. 333-128253

Dear Mr. Owings

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

Cover Page

1. Please find our disclosure revised to refer to the correct amendment number. Please find our disclosure revised to indicate the correct dates in the appropriate sections.

Description of Business

Overview

2. Please find our disclosure revised to indicate the anticipated date for completing construction.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation for the Next Twelve Months

3. Please find our disclosure revised to enumerate the expenses we expect to incur once the store begins operations. These expenses have been enumerated in monthly terms.

Thank you.

Sincerely,

Eric Lung

President